Exhibit 16.1

December 22, 2010

Securities and Exchange Commission
405 Fifth Street, NW
Washington, D.C. 20549

Gentlemen:

We have read Item 4.01, and are in agreement with, the statements as they related to our firm being made by China Biologic Products, Inc. in Item 4.01 of its Form 8-K dated December 22, 2010, captioned “Changes in Registrant’s Certifying Accountant.” We have no basis to agree or disagree with the other statements contained therein.

/s/ Frazer Frost, LLP